MONTHLY REPORT - MAY, 2005
                               Global Macro Trust
                   The net asset value of a unit as of May 31, 2005
                   was $  858.60, up  2.1% from   $ 840.69 per unit
                              as of April 30, 2005.

                                      Managing         Unit
                                       Owner         Holders          Total
Net Asset Value (435,764.079      $   3,824,551     362,515,873     366,340,424
   units) at April 30, 2005
Addition of 6,765.403 units on                0       5,687,647       5,687,647
   May 1, 2005
Redemption of 8,241.379 units on             (0)     (7,076,048)     (7,076,048)
   May 31, 2005
Net Income (Loss) - May, 2005           103,350       7,911,276       8,014,626
                                    -----------  --------------  --------------
Net Asset Value at May 31, 2005   $   3,927,901     369,038,748     372,966,649
                                    ===========  ==============  ==============
Net Asset Value per Unit at May
31, 2005 (434,389.308 units
inclusive of 101.205 additional
units.)                                          $       858.60


                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $(1,796,688)    (20,267,305)

      Change in unrealized gain (loss) on open       10,981,384     (13,532,760)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations                                    $
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                           195,689          43,117


   Interest income                                      833,460       3,921,483

   Foreign exchange gain (loss) on margin                64,596        (205,901)
      deposits

Total: Income                                        10,278,441     (30,041,366)

Expenses:
   Brokerage commissions                              2,142,523      10,898,837

   20.0% New Trading Profit Share                             0               0

   Administrative expense                               121,292         630,031


Total: Expenses                                       2,263,815      11,528,868

Net Income (Loss) - May, 2005                       $ 8,014,626     (41,570,234)


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust




                              Millburn Ridgefield Corporation
                                   411 West Putnam Avenue
                                Greenwich, Connecticut 06830
                                        203-625-7554


					June 9, 2005




Dear Investor:


Global Macro Trust ("GMT") was up 2.13% for May. Year-to-date the Trust is down 10.08%.

In May, interest rate and stock index futures trading were profitable. Currencies and agricultural commodities sustained moderate losses, and metals and energy were approximately flat.

Notwithstanding the fact that Fed Chairman Greenspan finds it a "conundrum" that interest rates fell in the face of Fed tightening, the world is awash in liquidity from Asian exporters to Middle Eastern oil producers, and global interest rates fell in May. Long positions in the notes and bonds of Germany, Great Britain, Japan, Canada and the U.S. and in Canadian and European short-term interest rate futures were profitable. Short positions in 2- and 5-year U.S. Treasury notes and short-term eurodollar deposits were unprofitable.

Global stock markets rallied in May, and long positions were profitable in South African, Australian, German, U.S., French, Spanish, Dutch, European, Hong Kong and Japanese stock index futures. A short position in the Taiwan index was unprofitable.

The dollar rallied and short dollar positions against the currencies of Australia, Switzerland, Great Britain, Japan, Korea, Norway, New Zealand, Singapore, South Africa and the euro were unprofitable. A long position in the Brazilian real was profitable, as was non-dollar cross rate trading. Long positions in the Australian and Canadian dollars versus the yen and long positions in the Norwegian krone, Polish zloty and Canadian dollar versus the euro were profitable.

In the energy markets, small losses on long positions in Brent crude, unleaded gasoline and gas oil outweighed a small gain on a short position in natural gas. Long positions in light crude, heating oil and kerosene were flat.

In the metals, small profits on long positions in lead, nickel, platinum and silver were offset by small losses on long positions in gold, copper, zinc and aluminum.

In the agricultural sector, losses on short positions in corn, wheat, cotton and sugar and a long position in coffee outweighed gains on long positions in soybeans and soybean meal. Cattle and hogs were flat.



                              Very truly yours,


                              Millburn Ridgefield Corporation
                               Harvey Beker, co-Chairman
                               George E. Crapple, co-Chairman